To: All Media
Date: January 25, 2005

Arrow Reports Results of Operations for 2004

Arrow Financial Corporation announced operating results for the quarter and year ended December 31, 2004.   Net income for the quarter ended December 31, 2004 was $4.9 million, representing diluted earnings per share of $.48, or 4.3% above the diluted per share amount of $.46 earned in the fourth quarter of 2003, when net income was $4.8 million. Net income for the year 2004 was $19.5 million, representing diluted earnings per share of $1.88, or 3.3% above the diluted per share amount of $1.82 earned in 2003, when net income was $18.9 million. Cash dividends paid to shareholders in 2004 totaled $.89, or 9.9% higher than the $.81 paid in 2003.

Thomas L. Hoy, President and CEO stated, "We are pleased to report favorable diluted earnings per share comparisons for the year and the fourth quarter. Strong performances are reflected in the key operating ratios, return on average assets (ROA) and return on average equity (ROE), although these ratios were generally higher in 2003. For the fourth quarter, ROA in 2004 was 1.42% as compared with 1.37% for the same period in 2003 while for the twelve-month periods, these ratios equaled 1.40% for 2004 and 1.42% for 2003. ROE was 17.07% for the fourth quarter of 2004 versus 18.27% for the fourth quarter of 2003. This ratio for the year of 2004 was 17.54% as compared with 18.34% for the prior year. This marks the sixth consecutive year in which ROE has exceeded 17%."

Mr. Hoy also stated, "For the year, a number of factors contributed to the continued strong earnings performance. Growth in the average level of earning assets offset the impact of further net interest margin compression with a resulting slight increase in net interest income. Also, the increase in other non-interest income was higher than the increase in other non-interest expense and the provision for loan losses was lower in 2004 than in 2003."

Mr. Hoy added, "Average earning assets were $1.319 billion for 2004, or 3.8% higher than the $1.271 billion level of 2003. Net interest margin for the year was 3.93% for 2004 as compared with 4.05% in the prior year. Although actions by the Federal Reserve Bank during the year led to a 125 basis point increase in the targeted federal funds rate, intermediate and long term interest rates remained at exceptionally low levels, with reinvestment rates often lower than rates on similar maturing balances. This effect was experienced in the loan portfolio as well as in the investment portfolio and was a significant factor in the narrowing of the net interest margin. Despite relatively strong demand for small business credit, the rate of overall loan portfolio growth was again restrained by the effect of automobile manufacturers' on-going subsidized financing programs, which have caused net runoff in our indirect loan portfolio. Total loans outstanding at December 31, 2004 were $875 million, up $20 million or 2.4% from one year earlier. At December 31, 2004, indirect consumer bans, essentially loans to finance motor vehicles, totaled $301 million, down $11 million from $312 million at the prior year-end. Small business loans increased 10.4% or $20 million to $213 million at December 31, 2004 from $193 million at the prior year-end."

Mr. Hoy further added, "Total assets at year-end were $1.378 billion, virtually unchanged from the December 31, 2003 amount of $1.374 billion. Although deposits were higher on an average balance basis both for the year and the fourth quarter, the year-end balance of $1.032 billion was $14 million or 1.4% below the prior year-end amount of $1.046 billion. Moderating loan demand, which reflects both seasonality and the challenges facing our indirect lending program, together with the anticipated increase in deposits resulting from impending branch acquisitions, led us to be less aggressive in pricing certain deposits, which, in turn has resulted in some deposit runoff. Shareholders' equity totaled $118.0 million at December 31, 2004, up $12.1 million or 11.5% from a level of $105.9 million one year earlier."

Mr. Hoy said, "Asset quality remained very high. At December 31, 2004, nonperforming loans totaled $2.1 million, down 15.9% from a balance of $2.5 million one year earlier and represented just .24% of period-end loans outstanding. We experienced a comparable decrease in the level of nonperforming assets, as the balance fell 16.4% to $2.2 million from $2.7 million at the prior year-end. Net loan losses, expressed as a percentage of average loans outstanding, were a low .09% for the year 2004 and compared with .10% for 2003. Arrow's allowance for loan losses amounted to $12.0 million at December 31, 2004 and equaled 1.38% of loans outstanding, the same ratio present at December 31, 2003."

In the fourth quarter, we announced the acquisition of the Capital Financial Group, Inc., an insurance agency specializing in group health and life products and the execution of a definitive agreement with HSBC Bank USA, National Association (HSBC), whereby we would acquire three branch offices from HSBC. The branch transaction is expected to close early in the second quarter of 2005. Other highlights for the year include the distribution of a 3% stock dividend in September, two increases in the quarterly cash dividend and the renovation and expansion of our Queensbury office.

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY, serving the financial needs of Northeastern New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and involve a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2004	2003	2004	2003
Income Statement				
Interest and Dividend Income	$17,041	$17,761	$68,443	$70,731
Interest Expense	4,721	5,256	19,206	21,610
Net Interest Income	12,320	12,505	49,237	49,121
Provision for Loan Losses	276	245	1,020	1,460
Net Interest Income After Provision for Loan Losses	12,044	12,260	48,217	47,661
Net Gain on Securities Transactions	161	1	362	755
Net Gain on Sales of Loans	152	1	336	489
Recovery from Former Vermont Operations	---	---	77	---
Net Gains on the Sales of Other Real Estate Owned	---	---	---	12
Income From Fiduciary Activities	999	959	4,226	3,647
Fees for Other Services to Customers	1,995	1,704	7,512	6,776
Other Operating Income	261	188	679	668
Total Other Income	3,568	2,853	13,192	12,347
Salaries and Employee Benefits	5,182	4,710	19,824	18,967
Occupancy Expenses of Premises, Net	627	609	2,695	2,524
Furniture and Equipment Expense	604	672	2,648	2,774
Amortization of Intangible Assets	14	10	41	37
Foreclosed Property Expense	---	---	---	4
Other Operating Expense	1,956	2,206	7,764	8,179
Total Other Expense	8,383	8,207	32,972	32,485
Income Before Taxes	7,229	6,906	28,437	27,523
Provision for Income Taxes	2,281	2,119	8,959	8,606
Net Income	$ 4,948	$ 4,787	$19,478	$18,917
Share and Per Share Data [1]				
Period Ending Shares Outstanding	10,196	10,072	10,196	10,072
Basic Average Shares Outstanding	10,140	10,105	10,122	10,148
Diluted Average Shares Outstanding	10,384	10,358	10,364	10,382
Basic Earnings Per Share	$ 0.49	$ 0.47	$ 1.92	$ 1.86
Diluted Earnings Per Share	0.48	0.46	1.88	1.82
Cash Dividends	0.23	0.21	0.89	0.81
Book Value	11.58	10.51	11.58	10.83
Tangible Book Value [2]	10.65	9.57	10.65	9.86
Key Earnings Ratios				
Return on Average Assets	1.42%	1.37%	1.40%	1.42%
Return on Average Equity	17.07	18.27	17.54	18.34
Net Interest Margin [3]	3.91	3.95	3.93	4.05

[1] **Share and Per Share** amounts have been restated for the September 2004 three percent stock dividend.

[2] **Tangible Book Value** excludes from total equity intangible assets, primarily goodwill.

[3] **Net Interest Margin** includes a tax equivalent upward adjustment for the fourth quarter of 19 basis points in 2004 and 19 basis points in 2003 and an upward adjustment for the twelve-month period of 19 basis points in 2004 and 19 basis points in 2003.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	December 31, 2004			December 31, 2003		
	Period End	Fourth Quarter Average	Year-to-Date Average	Period End	Fourth Quarter Average	Year-to-Date Average
Balance Sheet						
Cash and Due From Banks	$ 29,805	$ 36,974	$ 35,940	$ 27,526	$ 34,594	$ 32,765
Federal Funds Sold	7,000	15,641	11,068	5,800	8,007	9,006
Securities Available-for-Sale	325,248	318,048	334,521	349,831	340,806	322,460
Securities Held-to-Maturity	108,117	108,235	106,808	105,776	105,355	90,531
Loans	875,311	876,616	866,690	855,178	864,954	848,664
Allowance for Loan Losses	(12,046)	(12,055)	(11,961)	(11,842)	(11,887)	(11,573)
Net Loans	863,265	864,561	854,729	843,336	853,067	837,091
Premises and Equipment, Net	14,939	14,903	14,559	14,174	14,112	13,883
Goodwill and Intangible Assets, Net	11,736	10,131	9,639	9,463	9,790	9,733
Other Assets	17,839	20,537	20,661	18,014	20,540	16,936
Total Assets	$1,377,949	$1,389,030	$1,387,925	$1,373,920	$1,386,271	$1,332,405
Demand Deposits	$ 167,667	$ 166,433	$ 163,029	$ 151,847	$ 154,537	$ 144,665
Nonmaturity Interest-Bearing Deposits	607,820	642,678	640,399	646,544	644,498	600,848
Time Deposits of $100,000 or More	85,906	73,775	69,431	65,585	67,012	73,307
Other Time Deposits	170,887	170,857	174,887	182,640	184,791	192,682
Total Deposits	1,032,280	1,053,743	1,047,746	1,046,616	1,050,838	1,011,502
Short-Term Borrowings	43,976	53,812	47,433	40,936	51,432	44,272
Federal Home Loan Bank Advances	150,000	132,493	149,665	150,000	147,174	147,507
Other Long-Term Debt	20,000	15,380	15,096	15,000	15,000	9,411
Other Liabilities	13,659	18,315	16,925	15,503	17,872	16,545
Total Liabilities	1,259,915	1,273,743	1,276,865	1,268,055	1,282,316	1,229,237
Common Stock	13,479	13,479	13,224	13,086	13,086	11,380
Surplus	127,312	125,963	118,062	113,335	113,180	114,622
Undivided Profits	23,356	22,005	25,542	24,303	22,731	19,116
Unallocated ESOP Shares	(1,358)	(1,497)	(1,502)	(1,769)	(1,822)	(1,822)
Accumulated Other Comprehensive Income	429	709	600	1,084	20	1,462
Treasury Stock	(45,184)	(45,372)	(44,866)	(44,174)	(43,240)	(41,590)
Total Shareholders' Equity	118,034	115,287	111,060	105,865	103,955	103,168
Total Liabilities and Shareholders' Equity	$1,377,949	$1,389,030	$1,387,925	$1,373,920	$1,386,271	$1,332,405
Assets Under Trust Administration And Investment Management	$801,714			$748,456		
Capital Ratios						
Leverage Ratio	9.23%			8.06%		
Tier 1 Risk-Based Capital Ratio	14.52			12.97		
Total Risk-Based Capital Ratio	15.77			14.22		

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	December 31, 2004	December 31, 2003
Loan Portfolio		
Commercial, Financial and Agricultural	$ 76,379	$ 82,808
Real Estate – Commercial	137,107	110,499
Real Estate – Residential	342,957	328,673
Real Estate – Construction	7,868	8,670
Indirect Consumer Loans	300,672	311,812
Other Loans to Individuals	10,328	12,716
Total Loans	$875,311	$855,178
Allowance for Loan Losses, Fourth Quarter		
Allowance for Loan Losses, Beginning of Period	$12,056	$11,778
Loans Charged-off	(336)	(279)
Recoveries of Loans Previously Charged-off	50	98
Net Loans Charged-off	(286)	(181)
Provision for Loan Losses	276	245
Allowance for Loan Losses, End of Period	$12,046	$11,842
Allowance for Loan Losses, Twelve Months		
Allowance for Loan Losses, Beginning of Period	$11,842	$11,193
Loans Charged-off	(1,062)	(1,153)
Recoveries of Loans Previously Charged-off	246	342
Net Loans Charged-off	(816)	(811)
Provision for Loan Losses	1,020	1,460
Allowance for Loan Losses, End of Period	$12,046	$11,842
Nonperforming Assets		
Nonaccrual Loans	$2,103	$1,822
Loans Past Due 90 or More Days and Accruing	6	685
Restructured Loans	---	---
Total Nonperforming Loans	2,109	2,507
Repossessed Assets	136	180
Other Real Estate Owned	---	---
Total Nonperforming Assets	$2,245	$2,687
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, Fourth Quarter Annualized	0.13%	0.08%
Net Loans Charged-off to Average Loans, Twelve Months	0.09	0.10
Provision for Loan Losses to Average Loans, Fourth Quarter Annualized	0.13	0.11
Provision for Loan Losses to Average Loans, Twelve Months	0.12	0.17
Allowance for Loan Losses to Period-End Loans	1.38	1.38
Allowance for Loan Losses to Nonperforming Loans	571.18	472.37
Nonperforming Loans to Period-End Loans	0.24	0.29
Nonperforming Assets to Period-End Assets	0.16	0.20